AB 3/24

[redacted]

14049589

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
REGISTRATIONS BRANCH
05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48997 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 South Grand Avenue, Suite 2410
(No. and Street)

Los Angeles (City) CA (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. Doyle, Managing Partner 213-627-3300 x101
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy & Pindroh, LLP
(Name – *if individual, state last, first, middle name*)

100 East Corson St., Suite 200, Los Angeles, CA 91103
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/27/14

# OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of ~~February 24~~ 12/31/13, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

See Below

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Not required. Kerlin revenue less than $500,000.

STATE OF CALIFORNIA COUNTY OF Los Angeles
Subscribed and sworn to (or affirmed) before me on this 24th day of Feb, 2014 by William K. Doyle proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

RUBEN AVITIA
COMM. # 1981290
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. June 25, 2016

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

February 5, 2014

To the Board of Directors of
Kerlin Capital Group, LLC

Dear Members:

We have audited the financial statements of Kerlin Capital Group, LLC (the Company) for the year ended December 31, 2013, and have issued our report thereon dated February 5, 2014. Professional standards require that we provide you with the following information related to our audits.

**Our Responsibility under U.S. Generally Accepted Auditing Standards**

As stated in our engagement letter dated December 20, 2013, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities

**Significant Audit Findings**

*Qualitative Aspects of Accounting Practices*

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Kerlin Capital Group, LLC are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during fiscal year ended December 31, 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

**Difficulties Encountered in Performing the Audit**

We encountered no significant difficulties in dealing with management in performing and completing our audits

**Consultations with Other Independent Accountants**

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements.

***Corrected and Uncorrected Misstatements***

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. We are not aware of any uncorrected misstatements other than misstatements that are clearly trivial.

***Disagreements with Management***

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

***Management Representation***

We have requested certain representations from management that are included in the management representation letter dated January 31, 2014.

***Management Consultations with Other Independent Accountants***

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Plan's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

**Other Audit Findings or Issues**

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Board of Directors and management of Kerlin Capital Group, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lucas, Horsfall, Murphy & Pindroh, LLP

Lucas, Horsfall, Murphy & Pindroh, LLP

# LHMP Lucas, Horsfall, Murphy & Pindroh, LLP

Certified Public Accountants and Business Advisors

To the Members
Kerlin Capital Group, LLC

In planning and performing our audit of the financial statements of Kerlin Capital Group, LLC for the year ended December 31, 2013 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Kerlin Capital Group, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(ll) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a

timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 5, 2014

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

February 5, 2014

To Whom It May Concern:

Re: Kerlin Capital Group, LLC

We are the auditors for Kerlin Capital Group, LLC and we performed the 2013 annual audit.

This letter is to confirm that the Company does not hold customer funds and does not clear customer transactions, and therefore, the Company is exempt under SEC Rule 15c3-3(k)(2)(i) Computation of Reserve Requirements and Information Relating to Possession or Control Requirements.

Should you have any questions, please do not hesitate to contact us.

Very Truly Yours,

Lucas, Horsfall, Murphy & Pindroh, LLP

Lucas, Horsfall, Murphy, & Pindroh, LLP

Kerlin Capital Group, LLC

Financial Statements

December 31, 2013

(with Independent Auditors' Report Thereon)

Kerlin Capital Group, LLC

# INDEX TO FINANCIAL STATEMENTS

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

# INDEPENDENT AUDITORS' REPORT

To the Members'
Kerlin Capital Group, LLC

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of Kerlin Capital Group, LLC (a California Limited Liability Company) as of December 31, 2013, and the related statements of operations, members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsiblity for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II on pages 10-11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 5, 2014

Kerlin Capital Group, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 41,295 |
| Prepaid expenses | 13,645 |
| TOTAL CURRENT ASSETS | 54,940 |
| **PROPERTY AND EQUIPMENT** | |
| Computer equipment | 22,870 |
| Office furniture and equipment | 83,130 |
| Automobile | 60,107 |
| Less accumulated depreciation and amortization | (128,749) |
| Property & equipment, net | 37,358 |
| **OTHER ASSETS** | |
| Deposits | 6,512 |
| Investment in private company, note 1 | 50,000 |
| TOTAL ASSETS | $ 148,810 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts payable and accrued expenses | $ 8,488 |
| TOTAL CURRENT LIABILITIES | 8,488 |
| **COMMITMENTS AND CONTINGENCIES, note 2** | |
| **MEMBERS' EQUITY** | |
| Members' Equity/Partners Capital | 140,322 |
| TOTAL MEMBERS' EQUITY | 140,322 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 148,810 |

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

# Kerlin Capital Group, LLC
## STATEMENT OF OPERATIONS
### For Year Ended December 31, 2013

| | |
|---|---|
| **Revenue** | |
| Retainer fees, net | $ 133,750 |
| Total Revenue | 133,750 |
| **Expenses** | |
| Professional fees | 67,529 |
| Other operating expenses | 38,915 |
| Occupancy | 34,345 |
| Travel and entertainment | 27,205 |
| Depreciation and amortization | 20,325 |
| Communications and data processing | 10,696 |
| Taxes | 13,381 |
| Parking | 5,282 |
| Interest and bank charges | 728 |
| Total Expenses | 218,406 |
| **Net Loss** | $ (84,656) |

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2013

| | | |
|---|---|---|
| Balance at January 1, 2013 | $ | 159,978 |
| Net Loss | | (84,656) |
| Contributions from members | | 85,000 |
| Distributions to members | | (20,000) |
| Balance at December 31, 2013 | $ | 140,322 |

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Loss | $ (84,656) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization | 20,325 |
| Prepaid expenses | (11,794) |
| Change in liabilities - increase (decrease): | |
| Accounts payable and accrued expenses | 982 |
| Net Cash Used in Operating Activities | (75,143) |
| **CASH FLOW FROM INVESTING ACTIVITIES** | |
| Purchase of equipment | (8,872) |
| Net Cash Used in Investing Activities | (8,872) |
| **CASH FLOW FROM FINANCING ACTIVITIES** | |
| Contributions from members | 85,000 |
| Distributions to members | (20,000) |
| Net Cash Provided by Financing Activities | 65,000 |
| NET DECREASE IN CASH DURING THE YEAR | (19,015) |
| CASH, BEGINNING OF PERIOD | 60,310 |
| CASH, END OF PERIOD | $ 41,295 |

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the Company) is a "mergers and acquisitions type" FINRA broker/dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to seven years, using accelerated methods, except for leasehold improvements, which are amortized over the term of the lease, under the straight line method. The automobile is also depreciated under the straight-line method, assuming a seven year life.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. There were no accounts receivable at December 31, 2013.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Uncertain Tax Positions

In accordance with FASB ASC 470-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2013, the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2011 and state examinations for years before 2010.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

In general, revenue is recognized when the service is performed. For the year ended December 31, 2013, the total retainer fee revenue, net of direct expenses of $56,250, was $133,750. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment, the allowance for doubtful accounts and the value of its investment.in a private company. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

| Level Input | Input Definition |
|---|---|
| Level I | Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date. |
| Level II | Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date. |
| Level III | Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. |

The following table summarizes fair value measurements by level at December 31, 2013 for assets and liabilities measured at fair value on a recurring basis:

| | Level I | Level II | Level III | Total |
|---|---|---|---|---|
| Investment in private company | $ - | $ - | $ 50,000 | $ 50,000 |

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (Continued)

The Company invests in a private company, which does not have a quoted market price and is therefore classified as Level III. The Company purchased the investment at its fair value at the date of acquisition. Management reviews the financial results of the operating activities of the private company annually. Management has determined that the financial results have been consistent and the Company's portion of equity in the private company has not significantly changed. Therefore, the investment continues to be recorded at cost, which approximates fair market value, at December 31, 2013.

The following table summarizes our fair value measurements using significant Level III inputs, and changes therein, for the year ended December 31, 2013:

| | |
|---|---|
| Balance as of December 31, 2012 | $ 50,000 |
| Transfers in (out) of Level III | - |
| Net purchases (sales) | - |
| Net unrealized gains (losses) | - |
| Net realized gains (losses) | - |
| Balance as of December 31, 2013 | $ 50,000 |

The Company's financial instruments, including accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space on a month to month basis. The current terms are for a fixed rent of $2,500 per month and either the landlord or the tenant may cancel at any point with sixty days advance notice.

Total rent expense for the year ended December 31, 2013, with respect to this lease, totaled $32,500.

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

Contingency

The Company had entered into a consulting fee arrangement, which included a contingency or success fee of $390,000. As of December 31, 2013, the Company contends that the required conditions had been met and that the contingent fees are due to the Company. However, the former client disputes that the condition, or all of the conditions, had been met.

2. COMMITMENTS AND CONTINGENCIES (Continued)

Since the right to collect the fees, as well as the amount, cannot be reasonably assured and estimated, no accounts receivable and consulting fee income has been recorded as of December 31, 2013.

3. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company was required to maintain net capital of not less than $5,000 at December 31, 2013. The net capital of the Company at December 31, 2013, amounted to $32,787.

4. EXEMPTION FROM THE REQUIREMENT INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. The Company is exempt from computing the reserve requirement for the year ended December 31, 2013, under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

5. CONCENTRATIONS

The Company maintains its cash at financial institutions which may, at times, exceed federally insured limits. Historically, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. There was no uninsured cash at December 31, 2013.

Customers

During the year ended December 31, 2013, the Company generated 100% of its revenue from three clients.

6. SUBSEQUENT EVENTS

In January 2014, the Company entered into a two year non-cancelable office lease agreement, commencing on February 1, 2014. After the initial two year term, the lease will convert to a 90 day lease and tenancy may be cancelled by either party upon 90 days' written notice. The future minimum lease payments are as follows:

| Year ending December 31, | Total |
|---|---|
| 2014 | $ 49,431 |
| 2015 | 53,925 |
| 2016 | 4,494 |
| | $ 107,850 |

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 5, 2014, the date the financial statements were available to be issued.

Kerlin Capital Group, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2013

| | | |
|---|---|---|
| Net Capital | | |
| Total members' equity | | $ 140,322 |
| Deduct members' equity not allowable for new capital | | - |
| Total members' equity qualified for net capital | | 140,322 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | - |
| Other (deductions) or allowable credits-deferred income tax payable | | - |
| Total capital and allowable subordinated borrowings | | 140,322 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Securities not readily marketable | | 50,000 |
| Exchange memberships | | - |
| Furniture, equipment, and leasehold improvements, net | | 37,358 |
| Other Assets | | 20,157 |
| Additional charges for customers' and noncustomers' security accounts | | - |
| Additional charges for customers' and noncustomers' commodity accounts | | - |
| Aged fails-to-deliver | | - |
| Aged short security differences | | - |
| Secured demand note deficiency | | - |
| Commodity futures contracts and spot commodities/proprietary capital charges | | - |
| Other deductions and/or charges | | - |
| Net capital before haircuts on securities positions (tentative net capital) | | 32,807 |
| Haircuts on securities | | |
| Contractual securities commitments | | - |
| Securities collateralizing secured demand notes | | - |
| Trading and investment securities | | - |
| Bankers' acceptances, certificates of deposit, and commercial paper | | - |
| U.S. and Canadian government obligations | | - |
| State and municipal government obligations | | - |
| Corporate obligations | | - |
| Stocks and warrants | | - |
| Options | | - |
| Other securities | | 20 |
| Undue concentrations | | - |
| Net Capital | | $ 32,787 |

See Independent Auditors' Report

Kerlin Capital Group, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

| | |
|---|---|
| Aggregate indebtedness | |
| Items included in statement of financial condition: | |
| Short-term bank loans (secured by customer's securities) | $ - |
| Drafts Payable | - |
| Payable to brokers and dealers | - |
| Payable to clearing broker | - |
| Payable to customers | - |
| Other accounts payable and accrued expenses | 8,488 |
| Items not included in statement of financial condition: | - |
| Market value of securities borrowed for which no equivalent value is paid or credited | - |
| Other unrecorded amounts | - |
| Total aggregate indebtedness | $ 8,488 |
| Computation of basic net capital requirement | |
| Minimum net capital required: | |
| Company | - |
| Broker-dealer subsidiary | - |
| Total | $ - |
| Excess net capital at 1,500 percent | $ 27,787 |
| Excess net capital at 1,000 percent | $ 26,787 |
| Ratio: Aggregate indebtedness to net capital | .2589 to 1 |

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013.

See Independent Auditors' Report